               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                    The Kroll-O'Gara Company
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.01 Par Value
_________________________________________________________________
                 (Title of Class of Securities)


                           67083U 10 2
_________________________________________________________________
                         (CUSIP Number)

                           Alian SARL
                     1, Park de Broceliande
                      Saint Gregoire 35760
                             France
                       (011) 332 9650 1290
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                           May 5, 1998
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 5 Pages
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CUSIP No. 67083U 10 2         13D                    2 of 5 pages
_________________________________________________________________
1)   Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons

                           Alian SARL
_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a) [ ]
     (b) [ ]

                         Not Applicable
_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

                         Not Applicable
_________________________________________________________________
6)   Citizenship or Place of Organization

                             France
 _______________________________________________________________
|                   |                                           |
| NUMBER OF SHARES  |  7) Sole Voting Power          331,579    |
| BENEFICIALLY      |___________________________________________|
| OWNED BY EACH     |  8) Shared Voting Power          -0-      |
| REPORTING PERSON  |___________________________________________|
| WITH              |  9) Sole Dispositive Power     331,579    |
|                   |___________________________________________|
|                   | 10) Shared Dispositive Power     -0-      |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                             331,579
_________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)

                         Not Applicable
_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              2.0%
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               CO
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Item 1.   Security and Issuer

          This statement relates to the common stock, $.01 par value (the "Common Stock"), of The Kroll-O'Gara Company ("KOG"). The address of the principal executive offices of KOG are 9113 LeSaint Drive, Fairfield, Ohio 45014 and 900 Third Avenue, New York, New York 10022.


Item 2.   Identity and Background

          This statement is filed by Alian SARL, a general purpose business corporation organized under the laws of France. The address of its principal business office is 1, Park de Broceliande, Saint Gregoire 35760, France. During the past five years Alian SARL has not been convicted in a criminal proceeding, nor has Alian SARL been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The person performing the functions equivalent to the sole "executive officer" and "director" of Alian SARL is Daniel Gautier. Mr. Gautier may be deemed to "control" Alian SARL (for purposes of Section 13(d) of the Securities Exchange Act of 1934) as a result of his direct and indirect equity ownership interest in Alian SARL. Daniel Gautier's residence is 14 rue de Pleurtuit, Saint Briac, France 35800. Daniel Gautier's principal occupation is providing armoring consulting services. Daniel Gautier is employed as the President of Labbe S.A., a manufacturer of armored vehicles. The address of Labbe S.A. is Zone Industrielle, Rue d'Armor, (22400) Lamballe, France. During the past five years, Daniel Gautier has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Daniel Gautier is a French citizen.

Item 3.   Source and Amount of Funds or Other Consideration

          Not applicable.


Item 4.   Purpose of Transaction

          Not applicable.  See Item 5 below.


Item 5.   Interest in Securities of the Issuer

          Alian SARL beneficially owns 331,579 shares of KOG's
Common Stock representing approximately 2.0% of the class.  Alian
SARL has sole voting and


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dispositive power over all shares beneficially owned by it.
Within the past sixty days, Alian SARL sold 45,000 shares in connection with a secondary offering of Common Stock of KOG. The offering was completed May 5, 1998. The shares were sold to the underwriters at a purchase price of $19.30 per share. Except through Alian SARL, Daniel Gautier neither owns nor exercises voting or dispositive power over any shares of KOG Common Stock. Other than as described herein, Daniel Gautier has engaged in no transactions in the Common Stock of KOG within the past 60 days. As of May 5, 1998, Alian SARL ceased to be the owner of more than 5% of the outstanding equity securities of KOG.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          None.


Item 7.   Material to be Filed as Exhibits

          None.


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Alian SARL


                              By:/s/ Daniel Gautier
                                 ________________________________
                                 Daniel Gautier
                                 Gerant (Chief Executive Officer)

Date:  As of the 22nd of June, 1998.



















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